EXHIBIT 99.10

Press Release

Annual Shareholders’ Meeting of May 28, 2021:

The Board of Directors of Total takes the Initiative to Submit a Resolution on the Energy Transition of TotalEnergies towards Carbon Neutrality

Paris, March 18, 2021 – The Board of Directors of Total SE met on March 17, 2021 under the chairmanship of Mr. Patrick Pouyanné, Chairman and Chief Executive Officer, and decided to convene the Ordinary and Extraordinary Shareholders’ Meeting, to be held on May 28, 2021. The legal notice of the meeting will be published in the Bulletin des Annonces Légales Obligatoires (‘Mandatory Legal Notice Bulletin’) on March 31, 2021 and will be available on the Company’s website.

1)	Energy transition of TotalEnergies towards carbon neutrality

The Board has made several important decisions in support of the transformation of Total into a broad energy company, its commitment to the energy transition and its climate ambition to get to net zero as announced in May 2020:

-	As stated on February 9, 2021, and to be consistent with this ambition, the Board of Directors will propose to shareholders that this transformation should be anchored in the by-laws by changing the company name to TotalEnergies SE.

-	The Board will present a resolution for an advisory vote on the Company's ambition for sustainable development and energy transition to carbon neutrality and its 2030 objectives. This resolution is based on the joint statement issued with the global investor initiative Climate 100+ in May 2020, on the strategy and objectives announced to shareholders by Total in September 2020 and in February 2021, and finally on the work of the Board of Directors on the TotalEnergies Company’s ambition. The Board of Directors is thus giving shareholders the opportunity to express their view on the strategy for the transition to net zero that it has set for the Company, taking into account certain expectations expressed in this regard as well as the inadmissibility of a draft resolution relating to this strategy that would be presented by shareholders as it is an area of competence specific to the Board of Directors.

-	From 2021, a new criterion regarding the reduction in indirect (Scope 3) emissions related to the use of the Group's energy products by its customers in Europe will be introduced for the allocation of performance shares to the Chairman and Chief Executive Officer and to all Senior Executives. Moreover, the weight of the criteria related to the company's transformation strategy in variable compensation has also been increased

2)	Organization of the Shareholders’ Meeting of May 28, 2021

Given the declaration of the state of health emergency due to the epidemic of Covid-19 until June 1, 2021 and the extension of the exceptional measures applicable to shareholders’ meetings until July 31, 2021, the Company Annual Shareholders’ Meeting will be held without the physical presence of the shareholders and of other members and persons entitled to participate, in order to avoid exposing shareholders to health risks and to ensure equal access to the Meeting. The Shareholders’ Meeting will be streamed live in full on the Company's website (www.total.com). It will therefore not be possible to ask oral questions but, in order to promote shareholder dialogue, shareholders will have the possibility to ask questions on the dedicated transmission platform which will be accessible four days prior to the Shareholders’ Meeting, i.e. as from May 24, 2021, as well as the day of the Shareholders’ Meeting. The Board of Directors has chosen the “Total Actionnariat France” FCPE and Amundi, shareholders of the Company, from among the ten shareholders with the largest number of voting rights of which the Company is aware and having accepted this duty.

The Board of Directors approved the documents which will be submitted at the Shareholders’ Meeting on May 28, 2021, including the Management Report. This Report is included in the Company’s Universal Registration Document, which will be available on its website. The document includes notably a description of the main risks to which the Company is exposed.

3)	Corporate governance

Upon the proposal of the Governance and Ethics Committee, chaired by Ms. Marie-Christine Coisne-Roquette, Lead Independent Director, the Board of Directors has decided to propose to the Shareholders’ Meeting to renew for a period of three years the terms as Directors of Ms. Anne-Marie Idrac and Mr. Patrick Pouyanné, whose existing terms expire following the Shareholders’ Meeting. Subject to the renewal of his Director’s mandate by the Shareholders’ Meeting, the Board of Directors decided to renew the terms as Chairman of the Board and as Chief Executive Officer of Mr. Patrick Pouyanné, for the duration of his new term as Director, i.e., until the Shareholders’ Meeting of 2024, at its meeting that will take place on May 28, 2021 following the Shareholders’ Meeting.

In view of the rules on directors’ independence under the Afep-Medef Code to which the Company adheres, the Board has decided not to propose the renewal of the term of Mr. Patrick Artus, who was appointed on May 15, 2009. The Board thanked Mr. Patrick Artus, a renowned economist, for the quality of his contribution to the work of the Board of Directors and its Committees.

To replace Mr. Carlos Tavares, who wished to stand down from the Board in 2020, the Board of Directors decided to propose to the Shareholders’ Meeting the appointment of Mr. Jacques Aschenbroich, Chairman and Chief Executive Officer of Valeo, as Director for a period of three years. Mr. Jacques Aschenbroich will bring to the Board his knowledge in transportation, a key sector in terms of evolution in energy demand, and his experience at the head of a large industrial company.

In order to keep an economist on the Board and to strengthen the presence of international profiles within its ranks, especially from the United States given the size of the Company's shareholding in the country, the Board of Directors decided to propose to the General Shareholders’ Meeting the appointment of Mr. Glenn Hubbard, an American economist, for a period of three years.

4)	Compensation of the executive director

The Board approved the financial resolutions which will be proposed at the Annual Shareholders’ Meeting, particularly those related to the approval of the compensation of its Executive Director for the fiscal year 2020. This compensation has been reduced by 34% compared to 2019, due notably to the decision of the Chairman and Chief Executive Officer to voluntarily reduce his fixed compensation by 25% from May 1, 2020, in view of the exceptional economic context. A part of the process for the renewal of the executive director term, the Board also updated the compensation policy of the Executive Director , unchanged since 2016, through a planned raise of both its fixed-salary and the long-term component of his compensation linked to new performance and retention obligations to support his long-term commitment.

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About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

Total Contacts

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Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL SE directly or indirectly owns investments are separate legal entities. TOTAL SE has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.